

KW 3/10/14

14046577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 27 2014

Washington DC
404

SEC FILE NUMBER
8- 67996

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodville Hall Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 West Washington Street, Suite 2D
(No. and Street)

Middleburg   VA   20117
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan F Catherwood   540-687-5705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – if individual, state last, first, middle name)

100 Witmer Road, Suite 350   Horsham   PA   19044-2369
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



3/14/14

OATH OR AFFIRMATION

I, ___Jonathan F. Catherwood___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Woodville Hall Capital, LLC___, as of ___December 31___, 20_13_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Kreischer Miller

WOODVILLE HALL CAPITAL LLC
(A WHOLLY-OWNED SUBSIDIARY
OF SUTTON HALL LLC)

Financial Statements and
Supplementary Information

December 31, 2013



Kreischer Miller

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

PEOPLE | IDEAS | SOLUTIONS

Independent Auditors' Report

The Member
Woodville Hall Capital LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Middleburg, Virginia

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Woodville Hall Capital LLC (a wholly-owned subsidiary of Sutton Hall LLC) (the Company) as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

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Member of The Leading Edge Alliance

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Woodville Hall Capital LLC (a wholly-owned subsidiary of Sutton Hall LLC) as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages nine and ten is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages nine and ten has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages nine and ten is fairly stated in all material respects in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
February 19, 2014


WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Financial Condition
December 31, 2013


ASSETS

Cash	$ 7,721
Prepaid expenses and other assets	31,848
Fixed assets, net of accumulated depreciation	5,238
Intangible assets, net of accumulated amortization	11,789
Total assets	$ 56,596

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 563
Member's equity	56,033
Total liabilities and member's equity	$ 56,596

See accompanying notes to financial statements.

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Operations
December 31, 2013

INCOME

Commission income	$ 328,390
Consulting income	243,700
Total income	572,090

EXPENSES

Consulting	14,464
Depreciation and amortization	2,142
Office	12,243
Other operating	10,083
Professional fees	20,191
Rent	27,000
Telephone	4,049
Travel, meals and entertainment	17,534
Total expenses	107,706
Net income	$ 464,384

See accompanying notes to financial statements.

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Statement of Changes in Member's Equity
December 31, 2013

Member's equity, beginning of year	$ 67,399
Net income	464,384
Member distributions	(475,750)
Member's equity, end of year	$ 56,033

See accompanying notes to financial statements.

Cash flows from operating activities:

Net income	$464,384
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,142
Loss on disposal of fixed assets	74
Increase in prepaid expenses and other assets	(16,708)
Increase in accrued expenses	134
Net cash provided by operating activities	450,026

Cash flows from investing activity:

Purchases of fixed assets	(4,313)

Cash flows from financing activity:

Member distributions	(475,750)
Net cash used in all activities	(30,037)
Cash, beginning of year	37,758
Cash, end of year	$ 7,721

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Woodville Hall Capital LLC (A wholly-owned subsidiary of Sutton Hall LLC) (the Company) was formed on October 17, 2007. The Company operates as a broker-dealer under the Securities Exchange Act of 1934 and was formed to provide merger, acquisition and private placement and consulting services to middle market companies. The Company's main operations commenced during 2009. The Company has no present plans to buy, sell, or trade securities.

The Company is a Virginia Limited Liability Company that is a wholly-owned subsidiary of Sutton Hall LLC (the Parent). To date and in the foreseeable future, the Company will be dependent on the Parent for capital infusions and administrative support. Although not obligated to do so, the Parent intends to provide capital infusions sufficient to satisfy the net capital requirements, as described in Note 6, for the year ending December 31, 2014.

The Company will terminate on October 1, 2106, unless sooner terminated upon the occurrence of any of the following: (1) at any time elected by the member, (2) the sale, transfer, or assignment of substantially all of the assets of the Company, or (3) as required by Virginia law.

(2) Summary of Significant Accounting Policies

Revenue Recognition

Commission revenue, where revenue is contingent upon transaction completion, is recognized when the related transaction occurs and revenue is reasonably determinable. The Company's consulting contracts are generally long-term in nature. For services not contingent upon transaction completion, revenue is recognized in the period to which it relates.

Income Taxes

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any tax due. While not required to do so, the Company intends to make periodic distributions to its Parent for federal and state income taxes that pass through to the Parent.

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

The Parent files income tax returns in the U.S. federal jurisdiction, and various other state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for years before 2010. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Company's assessment of many factors, including past experience and complex judgments about future events, the Company does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful life of each class of asset, generally 5 to 7 years for furniture and equipment and 5 years for computer equipment.

Expenditures for repairs, maintenance and minor renewals are charged against income as incurred and expenditures for major renewals and betterments are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from their respective accounts with any gain or loss on disposal reflected in the statement of operations.

Intangible Assets

Intangible assets consist of trademarks, domain names and website development costs. Intangible assets are being amortized on a straight-line basis over the estimated useful lives of the assets, generally 15 years.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and client receivables. The Company principally uses a bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company performs credit evaluations of its customers and does not require collateral. The Company provides an allowance for doubtful accounts based upon management's review of outstanding balances and its bad debt expense has historically been within management's expectation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued...

(2) **Summary of Significant Accounting Policies, Continued**

Subsequent Events

The Company has performed an evaluation of subsequent events through February 19, 2014, which is the date the financial statements were available to be issued.

(3) **Fixed Assets**

Fixed assets consist of the following December 31, 2013

Furniture and equipment	$ 5,312
Computer equipment	2,703
	8,015
Accumulated depreciation	(2,777)
	$ 5,238

Depreciation expense for the year ended December 31, 2013 was $922.

(4) **Intangible Assets**

Intangible assets consist of the following at December 31, 2013

Trademark	$ 9,388
Domain name	2,817
Website development costs	6,090
	18,295
Accumulated amortization	(6,506)
	$ 11,789

Amortization expense for the year ended, December 31, 2013 was $1,220.

(5) **Related Party Transactions**

The Company leases certain office facilities, furnishings, and access to telecommunications and computer equipment under an Occupancy Agreement (the Agreement) with its Parent. Monthly rentals of $2,250 are payable in advance. Total rent expense under the Agreement for the year ended December 31, 2013was $27,000.

(6) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $7,158, which was $2,158 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $563; the percentage of aggregate indebtedness to net capital was 7.9%.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

SUPPLEMENTARY INFORMATION

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2013

Net capital:

Total member's equity	$ 56,033

Deductions from and/or changes to member's equity:

Nonallowable assets:

Prepaid expenses and other assets	(31,848)
Fixed assets, net of accumulated depreciation	(5,238)
Intangible assets, net of accumulated amortization	(11,789)
Total nonallowable assets	(48,875)
Net capital	7,158

Computation of basic net capital requirement:

Minimum net capital required	5,000
Net capital in excess of minimum requirement	$ 2,158

Net capital as reported on the Company's FOCUS report - Part IIA	$ 7,158

Computation of aggregate indebtedness:

Aggregate indebtedness	$ 563
Percentage of aggregate indebtedness to net capital	7.9%

<u>Statement Pursuant to Rule 17a-5(d)(4)</u>

There are no material differences between the preceding computation
and the Company's corresponding unaudited Part II of Form X-17A-5
as of December 31, 2013.

WOODVILLE HALL CAPITAL LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Supplementary Information
Information Relating to the Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company does not carry securities accounts or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 (g)

The Member of
Woodville Hall Capital LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Middleburg, Virginia

In planning and performing our audit of the financial statements of Woodville Hall Capital LLC (a wholly-owned subsidiary of Sutton Hall LLC) (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

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Member of The Leading Edge Alliance

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 19, 2014

Kreischer Miller

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

PEOPLE | IDEAS | SOLUTIONS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Member of
Woodville Hall Capital LLC
(A Wholly-Owned Subsidiary of Sutton Hall LLC)
Middleburg, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Woodville Hall Capital LLC (a wholly-owned subsidiary of Sutton Hall LLC) (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013. We note that Form X-17A-5 reported $572,090 and Form SIPC-7 reported $572,091;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

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Member of The Leading Edge Alliance

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
February 19, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067996   FINRA   DEC
WOODVILLE HALL CAPITAL LLC   12*12
P.O. BOX 113
MIDDLEBURG VA 20118-0113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,430.23

   B. Less payment made with SIPC-6 filed (exclude interest)   (266.50)

      JULY 10TH 2013
      _____
      Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   1,163.73

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,163.73

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 1,163.73

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WOODVILLE HALL CAPITAL, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 18TH day of JANUARY, 2014.

JONATHAN F. CATHERWOOD
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
   Postmarked _____   Received _____   Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Eliminate cents

Item No.

2. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 572,091

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. $ ∅

(2) Net loss from principal transactions in securities in trading accounts.   ∅

(3) Net loss from principal transactions in commodities in trading accounts.   ∅

(4) Interest and dividend expense deducted in determining Item 2a.   ∅

(5) Net loss from management of or participation in the underwriting or distribution of securities.   ∅

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   ∅

(7) Net loss from securities in investment accounts.   ∅

Total additions   ∅

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   ∅

(2) Revenues from commodity transactions.   ∅

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   ∅

(4) Reimbursements for postage in connection with proxy solicitation.   ∅

(5) Net gain from securities in investment accounts.   ∅

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   ∅

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   ∅

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   ∅

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ∅

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ∅

Enter the greater of line (i) or (ii)   ∅

Total deductions   ∅

2d. SIPC Net Operating Revenues $ 572,091

2e. General Assessment @ .0025 $ 1,430.23

(to page 1, line 2.A.)

2